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18000960

ION
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FEB 26 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAINTER, SMITH & AMBERG, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 CALIFORNIA STREET, SUITE 220
(No. and Street)

REDLANDS (City) CA (State) 92374 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES E. PAINTER 909/557-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

601 WEST RIVERSIDE AVENUE, SUITE 1800 (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, CHARLES E. PAINTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAINTER, SMITH & AMBERG, INC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Bernardino

Subscribed and sworn to (or affirmed) before me on this 23 day of February, 2018,
Date *Month* *Year*
by
(1) Charles E. Painter
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

BARBARA BORGEN
Commission # 2077338
Notary Public - California
San Bernardino County
My Comm. Expires Aug 8, 2018

Signature Barbara Borgen
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

Painter, Smith, and Amberg Inc.

Financial Statements
and
Supplemental Information
with
Report of Independent Registered Public Accounting Firm

December 31, 2017

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Painter, Smith, and Amberg Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Painter, Smith, and Amberg Inc. (Company) as of December 31, 2017, the related statements of operations, stockholder's equity, and cash flows for the year then ended, the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
February 23, 2018

We have served as the Company's auditor since 2015.

Painter, Smith, and Amberg Inc.

Statement of Financial Condition

December 31, 2017

ASSETS	
Cash	$ 89,930
Deposits with clearing organizations	102,359
Receivables from broker-dealers and clearing organizations	14,993
Marketable securities	375,952
Equipment and leasehold improvements, net	62,716
Other assets	11,711
Deferred income taxes	2,207
Total assets	$ 659,868
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 70,665
Total liabilities	70,665
Stockholders' equity	
Common stock, no par value	
Authorized: 10,000 shares	
Issued and outstanding: 528 shares	19,772
Retained earnings	569,431
Total stockholders' equity	589,203
Total liabilities and stockholders' equity	$ 659,868

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Operations

Year Ended December 31, 2017

Revenues	
Commissions	$ 680,387
Principal transactions	165,298
Interest and dividends	11,555
Investment advisory fees	977,806
	1,835,046
Expenses	
Employee compensation and benefits	1,128,772
Brokerage, exchange and clearance fees	194,117
Communications and data processing	22,707
Occupancy	197,872
Professional fees	48,010
Quotation fees	45,769
Regulation fees	27,931
Insurance	24,517
Other expenses	82,085
	1,771,780
Income before income taxes	63,266
Income tax expense	12,859
Net income	$ 50,407

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Stockholders' Equity

Year Ended December 31, 2017

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, December 31, 2016	528	$ 19,772	$ 519,024	$ 538,796
Net income	–	–	50,407	50,407
Balance, December 31, 2017	528	$ 19,772	$ 569,431	$ 589,203

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 50,407
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	11,826
Loss on abandonment of equipment	32
Deferred income tax expense	3,905
(Increase) decrease in operating assets	
Deposits with clearing organizations	(2,174)
Receivable from broker-dealers and clearing organizations	27,197
Increase in accounts payable and accrued expenses	14,879
Net cash provided by operating activities	106,072
Cash flows from investing activities	
Purchases of equipment	(20,527)
Marketable securities, net	(75,043)
Net cash used in investing activities	(95,570)
Net increase in cash	10,502
Cash	
Balance at December 31, 2016	79,428
Balance at December 31, 2017	$ 89,930
Cash paid for:	
Income taxes	$ 8,360

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

1. Description of the Company

Painter, Smith, and Amberg Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buys and sells for their own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Effective January 1, 2017, the Company reassessed the useful lives and depreciation methods of our equipment and determined that the estimated useful lives of computer equipment should be decreased from five to three years based on technology changes and depreciation methods should be changed from accelerated methods to straight line to be reflect the usage of the computer equipment. This change in estimate was applied prospectively, effective at the beginning of 2017. The effect of the change in depreciation methods and lives for the year ended December 31, 2017 was to decrease depreciation expense, increase income from operations, and increase net income by $5,774.

Subsequent Events

Management has considered events occurring through February 23, 2018 in its evaluation of the conditions on which estimates were based or for changes in conditions subsequent to the balance sheet date which should be disclosed. The financial statements were available to be issued at this date.

Fair Value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction. The Company carries its marketable securities at fair value. The fair value of marketable securities is measured using quoted prices in an active market (Level I inputs).

Deposit with Clearing Organization

The Company is required to maintain a minimum balance of $100,000 with the clearing organization used for customer transactions.

Receivable from Broker-Dealers and Clearing Organization

The Company records its receivable from broker-dealers and the clearing organization when revenue is earned that is to be received from this organization.

Marketable Securities

Marketable Securities are classified as trading securities. Securities transactions entered into for the account of the Company are recorded on a trade-date basis. The cost of marketable securities approximates fair value.

2. **Summary of Significant Accounting Policies** (Continued)

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years for equipment and up to thirty-nine years for leasehold improvements. Additions and major improvements are capitalized, while expenditures for maintenance, repairs, and minor improvements are expensed as incurred.

Revenue Recognition

Commissions and other revenue earned from principal transactions and insurance products on customers' transactions are reported on a trade date basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Furthermore, deferred tax assets are recognized for income tax carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606),* which creates Topic 606 and supersedes Topic 605, Revenue Recognition. In August 2015, FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606)*, which postponed the effective date of 2014-09. Multiple ASUs and interpretative guidance have been issued in connection with ASU 2014-09. The core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In general, the new guidance requires companies to use more judgment and make more estimates than under current guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to be include in the transaction price and allocating the transaction price to each separate performance obligation. The standard is effective for nonpublic entities for interim and annual periods beginning after December 15, 2018; early adoption is not permitted. For financial reporting purposes, the standard allows for either full retrospective adoption, meaning the standard is applied to all of the periods presented, or modified retrospective adoption, meaning the standard is applied only to the most current period presented in the financial statements with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company has reviewed all revenue sources to determine the sources that are in scope for this guidance. The Company's overall assessment of key in-scope revenue sources include brokerage revenues and investment advisory revenues. The guidance is not expected to have a significant impact on the Company's financial statements.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements (continued)

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The amendments in this update require lessees, among other things, to recognize lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous authoritative guidance. This update also introduces new disclosure requirements for leasing arrangements. ASU 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Company has established a project team for the implementation of this new standard. The team has completed implementation of a new leasing software that will support the current leasing process, as well as aid in the transition to the new leasing guidance. Although an estimate of the impact of the new leasing standard has not yet been determined, the Company expects a right to use asset and related lease liability to be on the balance that are accounted for under current operating lease guidance.

3. Marketable Securities

Marketable securities consisted of the following as of December 31, 2017:

Obligations of United States government	$ 374,603
Money market funds	1,349
	$ 375,952

4. Equipment and Leasehold Improvements

The following is a summary of equipment and leasehold improvements as of December 31, 2017:

Equipment	$ 215,688
Leasehold improvements	38,005
	253,693
Less accumulated depreciation and amortization	(190,977)
	$ 62,716

5. Retirement Plan

The Company has a defined contribution plan for substantially all of its employees. Contributions to the plan are at the discretion of management. The Company contributed $60,000 to the plan for the year ended December 31, 2017.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

6. Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (Tax Act) was signed into law. The Tax Act changed the income tax laws applicable to the Company, including decreasing the corporate tax rate to 21 percent effective for years beginning after December 15, 2017. As of December 22, 2017, the Company is required to remeasure its deferred income taxes using the lower enacted corporate tax rate of 21 percent.

At the date of enactment, the Company had a federal net deferred tax asset that will offset future taxable income. Due to the Tax Act, future taxable income will be subject to tax at a lower corporate tax rate, consequently reducing the Company's federal net deferred tax asset as of the date of enactment.

Income tax expense consisted of the following components at December 31, 2017:

	Federal	State	Total
Current expense	$ 8,155	$ 800	$ 8,955
Deferred expense	1,709	5,161	6,870
Change in federal statutory tax rate	(178)		(178)
Change in valuation allowance	(1,835)	(953)	(2,788)
Income tax expense	$ 7,851	$ 5,008	$ 12,859

The provision for income taxes differs from the amount which would be computed by applying the federal statutory income tax rate to pretax accounting income because of the inclusion of state income taxes, the effect of certain expenses which are not deductible for income tax purposes, the change in the valuation allowance on deferred income tax assets and the remeasurement of the Company's deferred income taxes at the newly enacted tax rate under the Tax Act. At December 31, 2017, the Company concluded that it is more likely than not, that taxable income from future operations will allow utilization of charitable contribution carryforwards. Accordingly, at December 31, 2017, the Company released the valuation allowance on charitable contribution carryforwards.

Deferred income taxes are attributable to temporary differences in reporting certain items of income and expense for financial statement and income tax purposes. These differences are primarily related to depreciation and rent expense. Furthermore, deferred income tax assets have been recognized for federal and state carryforwards. In considering the possible realization of deferred income tax assets, the Company considers various sources of future taxable income and the reversal of temporary differences associated with deferred tax liabilities.

The Company's total deferred income tax assets and liabilities were as follows at December 31, 2017:

Total deferred income tax assets	$ 11,957
Total deferred income tax liabilities	(9,750)
Net deferred income tax assets	$ 2,207

The Company had neither unrecognized tax benefits during the year nor any interest or penalties on unrecognized tax benefits. The Company is subject to tax examination for federal taxes for 2014 and later years and for California taxes for 2013 and later years.

At December 31, 2017, the Company has federal and state charitable contribution carryforwards of approximately $6,000 each.

7. Lease Commitments

The Company leases its office facilities under a noncancellable agreement which expires in 2022. Lease expense for all operating leases for the year ended December 31, 2017 totaled $147,968. The annual future minimum lease payments at December 31, 2017 are as follows:

2018	$ 125,244
2019	128,772
2020	132,888
2021	137,004
2022	141,120
	$ 665,028

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $512,542, which was $262,542 in excess of its minimum required net capital of $250,000.

Supplemental Information

Painter, Smith, and Amberg Inc.

Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission

December 31, 2017

Net capital	
Total stockholders' equity	$ 589,203
Deduction of stockholders' equity not allowable for net capital	–
Total stockholders' equity qualified for net capital	589,203
Deductions and/or charges:	
Equipment and leasehold improvements, net	(62,716)
Other assets and deferred income taxes	(13,918)
Net capital before haircut on securities	512,569
Less haircuts on securities:	
United States government obligations	–
Certificates of deposit	–
Money market funds	27
State and municipal government obligations	–
Corporate obligations	–
Net capital	$ 512,542
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 70,665
Total aggregate indebtedness	$ 70,665
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 262,542
Net capital less greater of 10 percent of aggregate indebtedness or 120 percent of minimum net capital required	$ 212,542
Ratio: Aggregate indebtedness to net capital	0.14
Reconciliation to net capital in Part II of Form X-17A-5	
Net capital, as reported in Company's Part II FOCUS report	$ 512,542

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Painter, Smith, and Amberg Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Painter, Smith, and Amberg Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Painter, Smith, and Amberg Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions), and (2) Painter, Smith, and Amberg Inc. stated that Painter, Smith, and Amberg Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Painter, Smith, and Amberg Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Painter, Smith, and Amberg's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Spokane, Washington
February 23, 2018

Painter, Smith and Amberg Inc. *A FULL SERVICE BROKERAGE FIRM*

1200 CALIFORNIA STREET, SUITE 220
REDLANDS, CALIFORNIA 92374
909 557-2800 800 888-7551 FAX 909 557-1778

February 23, 2018

Moss Adams LLP
601 W Riverside Ave, Suite 1800
Spokane, WA 99201

In connection with your review of Painter, Smith, and Amberg, Inc. (the Company) claim of exemption from Rule 15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act") as of December 31, 2017 and during the period from January 1, 2017 through December 31, 2017, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the Customer Protection Rule as of December 31, 2017 and during the period from January 1, 2017 through December 31, 2017.
2. We are responsible for establishing and maintaining effective internal control over compliance with the Customer Protection Rule.
3. We have performed an evaluation of the Company's compliance with the Customer Protection Rule. Based on this evaluation, the Company was in compliance with the Act and exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as of December 31, 2017 and during the period from January 1, 2017 through December 31, 2017.
4. We have made available all records and other information related to our compliance with the Customer Protection Rule.
5. There are no communications from regulatory agencies, internal auditors, or others who perform an equivalent function, compliance functions or other auditors concerning possible exceptions to the exemption provisions in paragraph (k)(2)(ii) of the Customer Protection Rule, including communications received through the date of this letter.
6. There are no events or other factors that might significantly affect our compliance with the identified exemption provisions from January 1, 2017 through December 31, 2017 and through the date of this letter.

Sincerely,

Painter, Smith, and Amberg, Inc.

Charles E. Painter

David E. Smith

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Painter, Smith, and Amberg, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Painter, Smith, and Amberg Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Painter, Smith, and Amberg Inc. (Company) for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Painter, Smith, and Amberg Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 23, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****2997********************MIXED AADC 220
27305 FINRA DEC
PAINTER SMITH AND AMBERG INC
1200 CALIFORNIA ST STE 220
REDLANDS, CA 92374-2948

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles E. Painter
(909)557-2800

2. A. General Assessment (item 2e from page 2)		$ 1,962.69
B. Less payment made with SIPC-6 filed (exclude interest) July 5, 2017 Date Paid		(986.34)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		976.35
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 976.35
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 976.35	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Painter, Smith, and Amberg, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 4th day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,835,045
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	0
(2) Net loss from principal transactions in securities in trading accounts	0
(3) Net loss from principal transactions in commodities in trading accounts	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	330,054
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	194,117
(4) Reimbursements for postage in connection with proxy solicitation	0
(5) Net gain from securities in investment accounts	2,417
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	0
(8) Other revenue not related either directly or indirectly to the securities business **(See Instruction C):** (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	526,588
2d. SIPC Net Operating Revenues	$ 1,308,457
2e. General Assessment @ .0015	$ 1,962.69
	(to page 1, line 2.A.)

EXHIBIT 1

SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD FROM JANUARY 1, 2017 TO DECEMBER 31, 2017

Date Paid	Amount
July 5, 2017	$986.34
January 4, 2018	$976.35
Total Payments	$1962.69
General Assessment per SIPC 7	$1962.69